UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Name of issuer: E-Greetings Network, Inc.

Title of class of securities: Common Stock

CUSIP number:282343102

Date of event which requires filing of this statement: December 31, 2000

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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CUSIP No: 282343102

 1.  Names of reporting persons: PHILIP GREER
    IRS identification nos of above persons (entities only): ###-##-####



 2. Check the appropriate box if a member of a group:
    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Citizenship or place of organization: NEW YORK
Number of      5. Sole voting power: -0-
Shares
beneficially   6. Shared voting power: 2,333,471
owned by
each           7. Sole dispositive power: -0-
reporting
person with:   8. Shared dispositive power: 2,333,471

 9. Aggregate amount beneficially owned by each reporting person: 2,333,471

10. Check if the aggregate amount in row (11) excludes certain shares: [X]

11. Percent of class represented by amount in row (11):  6.56%

12. Type of reporting person:  BD, IA

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Item 1.
        (a) Name of issuer:  E-Greetings Network, Inc.
        (b) Address of issuer's principal executive offices: 149 New Montgomery Street, San Francisco, CA 94105



Item 2.
a) Name of person filing: Philip Greer, individually and on behalf of WPG VC Fund Adviser, L.L.C. ("WPGVC"), the FIAM of Weiss, Peck & Greer Venture Associates IV, L.L.C. ("WPGVA") and WPG Enterprise Fund III, L.L.C. ("Enterprise"), the FIAP of Weiss, Peck & Greer Venture Associates IV Cayman, L.P. ("VA IV Cayman"), WPG Information Sciences Entrepreneur Fund, L.P. ("WPG Info"), Weiss, Peck & Greer Venture Associates V, L.L.C.,
   (WPG VA V),Weiss, Peck & Greer Venture Associates V-A, L.L.C., (WPG V-A), Weiss, Peck & Greer Venture Associates V, Cayman L.L.C., (WPG VA V, Cayman), WPG Information Sciences Entrepreneur Fund, II L.L.C. (WPG Info II), WPG Information Sciences Entrepreneur Fund, II-A L.L.C. (WPG Info II-A)

b) Address of principal business office or, if none, residence:
   555 California Street, Suite 3130
	 San Francisco, CA 94104


         (c) Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

        	(d) Title of class of securities: Common Stock

       	(e) CUSIP number: 282343102


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:

        (a) [X] Broker or dealer registered under section 15 of the Act
                (15 U.S.C 78o)
        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) [X] An investment advisor registered under Section 203 of the Investment Company Act of 1940
        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)
        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
        (h) [ ] A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813)
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)


Item 4  Ownership:


        (a) Amount beneficially owned: 2,333,471
        (b) Percent of class: 6.56%
        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-

(ii)  Shared power to vote or to direct the vote: 2,333,471

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv)  Shared power to dispose or to direct the disposition of: 2,333,471


Item 5  Ownership of five percent or less of a class:
        [Not Applicable]

Item 6  Ownership of more than five percent on behalf of another person:

The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 35,553,000 shares reported to be outstanding by E-Greetings Network, Inc at December 2000.

As of December 31, 2000, WPGVA IV, Enterprise III, VA IV Cayman and WPG Info, WPG VA V, WPG VA V-A, WPG VA V, Cayman, WPG Info II-A and WPG Info II owned of record shares (WPGVA IV) 572,167 shares, (Enterprise III) 500,297 shares,
(VA IV Cayman) 72,125 shares, (WPG Info) 22,167 shares, (WPG VA V) 933,373 shares, (WPG VA V-A) 7,817 shares, (WPG VA V, Cayman) 191,575 shares,
(WPG Info II-A) 12,950 shares and (WPG Info II) 21,000 shares respectively, of E-Greetings Network, Inc. common stock ("Common Stock"). The shares owned by WPGVA IV, Enterprise III, VA IV Cayman, WPG Info, WPG VA V, WPG VA V-A,
WPG VA V, Cayman, WPG Info II-A and WPG Info II may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVC. Mr. Greer, the managing member of WPGVC, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 2000, Philip Greer may be deemed to own beneficially 2,333,471 shares of Common Stock or approximately 6.56% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA IV, Enterprise III, VA IV Cayman, WPG Info, WPG VA V, WPG VA V-A, WPG VA V, Cayman, WPG Info II-A and WPG Info II except to the extent of his beneficial interest as a member in WPGVC, or in Jewel Investors, L.L.C., a member in WPGVC.

This Schedule 13G is not being filed with respect to the share of E-Greetings Network, Inc. which may be owned of record or beneficially by any member of WPGVC, other than Mr. Greer, since no such member possesses or shares voting or investment power with respect to the shares. Each of such members disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective member owns of record, or may be deemed to own by reason of his interest as a member in the various companies described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8  Identification and Classification of Members of the Group:Not
        Applicable

Item 9  Notice of Dissolution of Group: Not Applicable

Item 10 Certification:
        240.13d-1(b):

By signing below, Robert A. Kloby, Chief Compliance Officer of WPG certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held n the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Date:     02/12/01

Signature:  (electronic transmission)

WEISS, PECK & GREER, LLC


______________________________
Name/Title:  ROBERT A. KLOBY